Exhibit 8.2

DRAFT STATE TAX OPINION

September xx, 2017

Board of Trustees

Slovak Savings Bank d/b/a SSB Bank

8700 Perry Highway

Pittsburgh, Pennsylvania 15237

Board Members:

You have requested our opinion regarding certain Pennsylvania tax consequences to SSB Bank (the “Bank”), SSB Bancorp, MHC (the “MHC”), SSB Bancorp, Inc. (the “Holding Company”), and the Bank’s depositors as a result of the reorganization of the Bank from a Pennsylvania-chartered mutual savings bank into a mutual holding company structure (the “Reorganization”) pursuant to the Plan of Mutual Holding Company Reorganization and Minority Stock Issuance (the “Plan of Reorganization”). Capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan of Reorganization.

SCOPE

Our Pennsylvania tax opinion is in addition to the Federal Tax Opinion of Luse Gorman, PC, which we have reviewed. The proposed transactions and the facts, assumptions, and representations outlined and set forth in the Federal Tax Opinion are also used herein.

Our opinion is based upon: (1) the facts and circumstances of the Plan of Reorganization, including the representations of the parties involved, as described in the Federal Tax Opinion; (2) current provisions of Pennsylvania; (3) the Federal Tax Opinion referred to previously; (4) the understanding that only the specific Pennsylvania issues and tax consequences opined upon herein are covered by this tax opinion, and no other federal, state, or local taxes of any kind were considered; (5) your understanding that this opinion is not binding on the state revenue authorities or the courts and should not be considered a representation, warranty, or guarantee that the state revenue authorities or the courts will concur with this opinion; and (6) the assumption that the Reorganization will not result in the recognition of gain, income, or loss on the books of any of the parties involved, under generally accepted accounting principles.

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STATEMENT OF FACTS

On August 23, 2017, the Board of Trustees of the Bank unanimously adopted the Plan of Reorganization. For what are represented to be valid business purposes, the Bank’s Board of Trustees has decided to convert to a mutual holding company structure pursuant to applicable statutes. The following steps are proposed:

(i)	the Bank will organize a Pennsylvania-chartered interim stock savings bank as a wholly owned subsidiary (“Interim One”);

(ii)	Interim One will organize a Pennsylvania-chartered interim stock savings bank as a wholly owned subsidiary (“Interim Two”);

(iii)	Interim One will organize the Holding Company as a wholly owned subsidiary;

(iv)	the Bank will convert to stock form by exchanging its mutual savings bank charter for a stock savings bank charter and thereby become the Stock Bank and will transfer all of its assets and liabilities to the Stock Bank as successor to the Bank (the “F Reorganization”), and Interim One will become the wholly owned subsidiary of the Stock Bank. In the F Reorganization, depositors of the Bank will constructively exchange their ownership interests (consisting of liquidation rights and limited voting rights) in the Bank for ownership interests (consisting of liquidation rights and limited voting rights) in the MHC;

(v)	the shares of common stock of Interim One will be cancelled and Interim One will exchange its articles of incorporation for Pennsylvania mutual holding company articles of incorporation to become the MHC;

(vi)	simultaneously with steps (iv) and (v), Interim Two will merge with and into the Stock Bank, with the Stock Bank as the resulting subsidiary of the MHC, and all of the initially issued stock of the Stock Bank will be transferred to the MHC by the Stock Bank depositors in exchange for liquidation rights in the MHC (the “351 Transaction”); and

(vii)	the MHC will contribute the capital stock of the Stock Bank to the Holding Company, and the Stock Bank will become a wholly owned subsidiary of the Holding Company.

(viii)	Contemporaneously with the Reorganization described above, the Holding Company will offer less than 50 percent of its outstanding shares of Common Stock in the Subscription Offering and, if applicable, the Community Offering (steps (vii) and (viii) are referred to herein as the “Secondary 351 Transaction”).

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Those persons who, as of the date of the Reorganization, hold depository rights with respect to the Bank will thereafter have such rights solely with respect to the Stock Bank. Each deposit account with the Bank at the time of the exchange will become a deposit account in the Stock Bank in the same amount and upon the same terms and conditions.

The principal purpose of the Reorganization is to reorganize the Bank into a corporate structure that enables it to access capital sources not available to mutual savings banks. The Holding Company will have the power to issue shares of capital stock (consisting of common and preferred stock) to persons other than the MHC, however, so long as the MHC is in existence, it must own a majority of the voting stock of the Holding Company. The Holding Company may issue any amount of non-voting stock to persons other than the MHC. No such non-voting stock will be issued as of the date of the Reorganization.

The Federal Tax Opinion of Luse Gorman, PC states the following:

•	The merger of the Bank into Stock Bank in the F Reorganization will represent a mere change in identity, form, or place of organization of one corporation and will qualify as a reorganization under Code Section 368(a)(1)(F).

•	The Stock Bank’s holding period in the assets received from the Bank will include the period during which such assets were held by the Bank. (Code Section 1223(2)).

•	The Stock Bank’s basis in the assets of the Bank will be the same as the basis of such assets in the hands of the Bank immediately prior to the Reorganization. (Code Section 362(b)).

•	The Bank depositors will recognize no gain or loss upon the constructive receipt of solely the Stock Bank common stock in exchange for their ownership interests in the Bank. (Code Section 354(a)(1)).

•	The Stock Bank will succeed to and take into account the Bank’s earnings and profits or deficit in earnings and profits, as of the date of the Reorganization. (Code Section 381).

•	For purposes of Section 381, the Stock Bank will be treated the same as the Bank, and therefore, the Bank’s tax year will not end merely as a result of the conversion of the Bank to stock form and the Stock Bank will not be required to obtain a new employee identification number. (Treas. Reg. Section 1.381(b)-2 and Rev. Rul. 73-526, 1973-2 C.B. 404).

•	No gain or loss shall be recognized by depositors of the Bank on the issuance to them of withdrawable deposit accounts in the Stock Bank plus liquidation rights with respect to MHC, in exchange for their deposit accounts in the Bank. (Code Section 354(a)).

•	Gain realized, if any, by the Eligible Account Holders and Supplemental Eligible Account Holders on the distribution to them of nontransferable subscription rights to purchase shares of Common Stock will be recognized but only in an amount not in excess of the fair market value of such subscription rights. (Code Section 356(a)). It is more

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likely than not that the fair market value of the subscription rights to purchase Common Stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon the distribution to them of the nontransferable subscription rights to purchase shares of Common Stock of Holding Company. Eligible Account Holders and Supplemental Eligible Account Holders will not realize any taxable income as a result of the exercise by them of the nontransferable subscription rights (Rev. Rul. 56-572, 1956-2 C.B. 182).

•	The basis of the deposit accounts in the Stock Bank to be received by depositors of the Bank will be the same as the basis of their deposit accounts in the Bank surrendered in exchange therefor. (Code Section 358(a)(1)). The basis of the interests in the liquidation rights in MHC to be received by the depositors of the Bank shall be zero. (Rev. Rul. 71-233, 1971-1 C.B. 113).

•	The exchange of the Stock Bank common stock constructively received by the depositors in exchange for ownership interests in MHC will constitute a tax-free exchange of property solely for “stock” pursuant to Section 351 of the Code. (Rev. Rul. 2003-48, 2003-19 I.R.B. 863).

•	Depositors will recognize no gain or loss upon the transfer of the Stock Bank common stock which they constructively received in the F Reorganization to MHC solely in exchange for ownership interests in MHC. (Code Section 351).

•	Depositors’ basis in MHC ownership interests received in the transaction (which basis is zero) will be the same as the basis of the property transferred in exchange therefor. (Code Section 358(a)(1)).

•	MHC will recognize no gain or loss upon the receipt of property from the depositors in exchange for ownership interests in MHC. (Code Section 1032(a)).

•	MHC’s basis in the property received from depositors (which basis is zero) will be the same as the basis of such property in the hands of the depositors immediately prior to the F Reorganization. (Code Section 362(a)).

•	MHC’s holding period for the property received from the depositors will include the period during which such property was held by such persons. (Code Section 1223(2)).

•	MHC and the persons who purchased Common Stock of Holding Company in the Subscription and Community Offering (“Minority Stockholders”) will recognize no gain or loss upon the transfer of the Stock Bank stock and cash, respectively, to Holding Company in exchange for stock in Holding Company (Code Section 351(a)).

•	Holding Company will recognize no gain or loss on its receipt of the Stock Bank stock and cash in exchange for Holding Company Common Stock. (Code Section 1032(a)).

•	MHC’s basis in the Holding Company Common Stock received in the Secondary 351 Transaction will be the same as its basis in the Stock Bank stock transferred. (Code

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Section 358(a)(1)).

•	MHC’s holding period in the Holding Company Common Stock received will include the period during which it held the Stock Bank common stock, provided that such property was a capital asset on the date of the exchange. (Code Section 1223(1)).

•	Holding Company’s basis in the Stock Bank stock received from MHC will be the same as the basis of such property in the hands of MHC. (Code Section 362(a)).

•	Holding Company’s holding period for the Stock Bank stock received from MHC will include the period during which such property was held by MHC. (Code Section 1223(2)).

•	It is more likely than not that the basis of the Holding Company Common Stock to its stockholders will be the purchase price thereof. (Code Section 1012). The holding period of the Common Stock purchased pursuant to the exercise of subscription rights shall commence on the date on which the right to acquire such stock was exercised. (Code Section 1223(6)).

STATE INCOME TAX LAW

PENNSYLVANIA MUTUAL THRIFT INSTITUTIONS TAX ("MTIT")

Pennsylvania imposes the Pennsylvania MTIT on an institution at the rate of 11.5 percent of its taxable net income [72 P.S. §8502(a)]. An institution is defined as every "savings bank without capital stock, building and loan associations, and savings institutions having capital stock" [72 P.S. §8501]. Net income for MTIT purposes is determined in accordance with generally accepted accounting principles, with certain exceptions and modifications that are generally not pertinent to this analysis [72 P.S. §8502(c)]. However, net income shall be determined on a separate company unconsolidated basis, using cost in lieu of equity accounting for investments in a subsidiary [72 P.S. §8502(c)(1)]. Institutions that are subject to the MTIT are exempt from all other corporate taxes imposed by the Commonwealth of Pennsylvania [72 P.S. §8502(e)].

PENNSYLVANIA CORPORATE NET INCOME ("CNI") TAX

The Pennsylvania CNI tax is imposed on domestic and foreign corporations and business trusts for the privilege of doing business, carrying on activities, or having capital employed or used or owning property in Pennsylvania at a rate of 9.99 percent of taxable income [72 P.S. §7402]. As stated above, entities subject to the MTIT would be exempt from the CNI tax.

Taxable income for CNI tax purposes, where the entire business of a corporation is transacted within Pennsylvania, is defined as “…taxable income for the calendar year or fiscal year as returned to and ascertained by the federal government, or in the case of a corporation participating in the filing of consolidated returns to the federal government, the taxable income which would have been returned to and ascertained by the federal government if separate returns had been made to the federal government for the current and prior taxable years, subject however, to any correction thereof, for fraud, evasion, or error as finally ascertained by the federal government…” [72 P.S. §7401(3)1(a)].

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To the extent that the Holding Company has nexus with Pennsylvania, it will be subject to the CNI tax. The MHC will be subject to the CNI tax.

There are certain modifications made to federal taxable income to arrive at Pennsylvania taxable income for CNI tax purposes. For example, adjustments that would increase Pennsylvania taxable income include certain tax expense items deducted for federal taxable income [72 P.S. 7401(3)1(o)] and certain federal depreciation deductions [72 P.S. §7401(3)1(q)]. Adjustments that would decrease Pennsylvania taxable income would include certain federal dividends received [72 P.S. §7401(3)1(b)] and interest on federal obligations [72 P.S. §7401(3)1(b.1)].

PENNSYLVANIA PERSONAL INCOME TAX ("PIT")

The Pennsylvania PIT is imposed at a rate of 3.07 percent of each class of income deemed to be taxable by Pennsylvania [72 P.S. §7302]. The classes of income includable in taxable income for PIT purposes include compensation; net profits; net gains or income from disposition of property; net gains or income derived from or in the form of rents, royalties, patents and copyrights, dividends, certain lottery and gambling winnings; and net gains or income derived through estates and trusts [72 P.S. §7303(a)].

Pennsylvania excludes from taxable classes of income "...the exchange of stock or securities in a corporation a party to a reorganization in pursuance of a plan of reorganization, solely for stock or securities in such corporation or in another corporation a party to the reorganization and the transfer of property to a corporation by one or more persons solely in exchange for stock or securities in such corporation if immediately after the exchange such person or persons are in control of the corporation..." [72 P.S. §7303(a)(3)(iv)].

OPINION

It is our opinion that:

A.	The Bank will not recognize any additional Pennsylvania MTIT liability solely as a result of the Reorganization. This is provided that the Bank does not recognize any net income under generally accepted accounting principles as a result of the Reorganization.

B.	The MHC will not incur any additional Pennsylvania CNI tax solely as a result of the Reorganization. This is provided that the Reorganization does not result in an increase in the federal taxable income of the MHC, as is stated in the Federal Tax Opinion.

C.	The Holding Company will not incur any additional Pennsylvania CNI tax solely as a result of the Reorganization. This is provided that the Reorganization does not result in an increase in the federal taxable income of the Holding Company, as is stated in the Federal Tax Opinion.

D.	Depositors of the Bank will not recognize any gain or loss for Pennsylvania PIT purposes solely as a result of the Reorganization, provided they do not recognize any gain or loss for federal income tax purposes, as is stated in the Federal Tax Opinion.

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The state income tax opinions expressed above are limited to those taxes specified in this opinion letter and specifically do not include any opinions with respect to any other taxes. In addition, the opinions herein do not include any opinion with respect to tax liabilities attributable to events after the Reorganization or to any assets held or acquired by the MHC other than stock of the Holding Company and held by the Holding Company other than stock of the Bank.

Our opinion is based on the facts and conditions as stated herein, whether directly or by reference to the Federal Tax Opinion. If any of the facts and conditions are not entirely complete or accurate, it is imperative that we be informed immediately, since the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the laws of the Commonwealth of Pennsylvania, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. We undertake no responsibility to update or supplement our opinion. Our opinion is not binding on the Internal Revenue Service, or the Commonwealth of Pennsylvania, nor can any assurance be given that any of the foregoing parties will not take a contrary position or that our opinion will be upheld if challenged by such parties.

USE OF OPINION

This opinion is given solely for the benefit of the parties to the Reorganization, the members of the MHC, and other investors who purchase stock pursuant to the Reorganization, and may not be relied upon by any other person or entity or referred to in any document without our express written consent.

CONSENT

We consent to the use of this opinion as an exhibit to the Bank’s Notice to Effect a MHC Reorganization and Application, as filed with the Pennsylvania Department of Banking and Securities, as an exhibit to the Holding Company’s Application on Form FRY-3, as filed with the Board of Governors of the Federal Reserve System and as an exhibit to the Holding Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Prospectus contained in such filings under the captions “The Reorganization and Offering - Material Income Tax Consequences” and “Legal and Tax Matters,” and to the summarization of our opinion in such Prospectus.

Very truly yours,

S.R. Snodgrass, P.C.
Cranberry Township, Pennsylvania